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June 10, 2020

VIA EDGAR

Mr. Jonathan Burr

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Post-Qualification Amendment No. 1

Offering Statement on Form 1-A
Filed May 11, 2020

File No. 024-11140

Dear Mr. Burr:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 5, 2020 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on May 11, 2020 (the “Post-Qualification Amendment”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. The Company is concurrently filing Amendment No. 2 to the Offering Statement (“Amendment No. 2”) to address these comments, as well as to make other changes.

Please also note that Amendment No. 2 also reflects an increase in the amount of shares being qualified as the passage of time has allowed for additional capacity under the $50 million cap pursuant to Regulation A for the prior rolling 12-month period, in addition to updating certain other information since the Post-Qualification Amendment was originally filed.

Mr. Jonathan Burr

Division of Corporation Finance

June 10, 2020

Form 1-A POS filed on May 11, 2020

General

1.	We note the statement on your website that your more mature eREITs and eFunds will pause accepting new investments. Please provide disclosure about the suspension and resumption of accepting subscriptions. Your revised disclosure should provide the dates in which accepting subscriptions was suspended and resumed.

Response to Comment No. 1

RESPONSE: In response to the Staffs comment, the Company has added new disclosure to Amendment No. 2 under “Offering Summary – Recent Developments – Processing of Subscriptions” to disclose the following information:

Due to the unprecedented uncertainty caused by the COVID-19 global pandemic, in an abundance of caution, commencing on April 1, 2020, each of our sponsor’s qualified eREITs and eFunds (“Fundrise Programs”), including us, that had offering capacity available to it under Regulation A, with the exception of Fundrise Income eREIT V, LLC, Fundrise Growth eREIT VI, LLC and Fundrise Balanced eREIT, LLC, paused accepting new subscriptions from investors. With the exception of those Fundrise Programs without remaining offering capacity, all of the Fundrise Programs, including us, resumed processing new subscriptions on May 13, 2020. During the period when the Fundrise Programs paused accepting new subscriptions, all of the individual Fundrise Program offering pages remained live and publicly reviewable on the Fundrise Platform. In accordance with the terms of our offering statement (see “How to Subscribe” herein), we will continue to accept or reject investor subscriptions within 45 days of receipt.

2.	We note your disclosure of potential adverse impacts from COVID-19 in the risk factors section on page 45 and your “Outlook and Recent Trends” disclosure in your MD&A in your Form 1-K. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g., reductions in distributions received and anticipated to be received from equity method investees, nonpayment and indications of nonpayment on debt investments, reductions in distributions to your shareholders etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

Response to Comment No. 2

RESPONSE: In response to the Staff’s comment, the Company has considered CF Disclosure Guidance: Topic No. 9, and will provide the following additional disclosure in Amendment No. 2 to address the specific impacts the Company’s business has experienced from the COVID-19 pandemic, and the Company’s analysis of how its business may be impacted by an economic downturn going forward.

Mr. Jonathan Burr

Division of Corporation Finance

June 10, 2020

First, the Company has added the following language to Amendment No. 2 in “Offering Summary – Recent Developments – Impact of COVID-19 on Our Business”:

As of the date hereof, with respect to the loans in our portfolio, we have collected approximately 93% of the expected payments from our debt and debt-like investments during April and May 2020, and a small number of our borrowers and tenants have indicated that due to the impact of the COVID-19 pandemic, they will be unable to timely execute their business plans, have had to temporarily close their businesses, or have experienced other negative business consequences. As a result, they have requested temporary interest deferral or forbearance, or other modifications of their loans.

Discussions we have had with our borrowers have addressed potential near-term defensive loan modifications, which could include repurposing of reserves, temporary deferrals of interest, or performance test or covenant waivers on loans collateralized by assets directly impacted by the COVID-19 pandemic.

We have not entered into any loan modifications of this nature to date. We believe the principal amounts of our assets are generally adequately protected by underlying collateral value, although there is a risk that we will not realize the entire principal value of certain investments.

For more information regarding the potential impact of the COVID-19 pandemic on the various assets held by funds sponsored by Rise Companies Corp., including those held by the Company, please read the stress test communication to investors included as Appendix B herein. The stress test was first published as of April 3, 2020, and, as of the date of this offering circular, actual results of the various funds have exceeded the stress test scenarios presented. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated in the stress test.

The “Portfolio Stress Test”, included as Exhibit A to this letter, provides an analysis of how an economic downturn, such as that caused by COVID-19, may affect each of the Fundrise Programs and their portfolios. The Company believes the “Portfolio Stress Test” may help current and prospective investors understand how COVID-19 may impact the Company’s (and each of the Fundrise Programs’) financial condition and operating results.

Mr. Jonathan Burr

Division of Corporation Finance

June 10, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Mr. Jonathan Burr

Division of Corporation Finance

June 10, 2020

Exhibit A

Fundrise Portfolio Stress Test

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